SEC FILE NUMBER
001-32627

CUSIP NUMBER
44044K101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 26, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Horizon Lines, Inc.

Full Name of Registrant

Former Name if Applicable
4064 Colony Road, Suite 200

Address of Principal Executive Office (Street and Number)
Charlotte, North Carolina 28211

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     The management of Horizon Lines, Inc. (the “Company”) has determined that the Company is unable to file within the prescribed time period, without unreasonable effort and expense, its Annual Report on Form 10-K for the period ended December 26, 2010 because management needs additional time to finalize and analyze its financial statements.
     As disclosed in the Company’s previous filings with the Securities and Exchange Commission (the “SEC”), on April 17, 2008, the Company received a grand jury subpoena and search warrant from the U.S. District Court for the Middle District of Florida seeking information regarding an investigation by the Antitrust Division of the U.S. Department of Justice (the “DOJ”) into possible antitrust violations in the domestic ocean shipping business. On February 23, 2011, the Company entered into a plea agreement with the DOJ. Under the terms of the plea agreement, which is subject to court approval, the Company will plead guilty to a charge of violating section 1 of the Sherman Act with respect to the Puerto Rico tradelane between May 2002 and April 2008 and pay a fine of $45 million. It is expected that the fine will be payable over a five-year period as follows: $1 million within 30 days after imposition of the sentence by the court; $1 million on the first anniversary thereafter; $3 million on the second anniversary; $5 million on the third anniversary; $15 million on the fourth anniversary; and $20 million on the fifth anniversary. As a result, a default or event of default under the judgment default provision of the Indenture governing the Company’s 4.25% Convertible Senior Notes due 2012 (the “Notes”) may occur, which ultimately could result in acceleration of the Company’s obligations under the Indenture and the Company’s senior credit facility, pursuant to the cross-default provisions under the Company’s senior credit facility. Nothing contained in this Form 12b-25 shall be construed as an admission by the Company that such event is a default or event of default under the Indenture or the senior credit facility.
     The Company commenced a consent solicitation on March 1, 2011 to obtain a consent from holders of the Notes to a proposed waiver to the judgment default provision of the Indenture, which would preclude holders of the Notes from accelerating the Company’s obligations under the Indenture. In addition, the Company commenced discussions with lenders under the senior credit facility in order to, among other things, obtain a waiver of any cross-default to the senior credit facility that may arise under the judgment default provision under the Indenture and relief from anticipated financial covenant noncompliance, as the Company seeks new long-term financing. On March 9, 2011, the requisite lenders under the senior credit facility revised certain financial covenants for 2011 and waived a default under the senior credit facility that may have arisen from the fine the Company agreed to pay to settle the DOJ investigation.
     Because the Company was unable to complete the negotiation of and enter into the amendment of the senior credit facility until March 9, 2011, and prior to its completion there was significant uncertainty regarding the outcome and timing, and because the assessment of the Company’s financial position and liquidity depends to a significant degree upon its ability to obtain the amendment and waiver, which the Company cannot obtain by the close of business on March 11, 2011 from holders of the Notes under the Indenture, and just recently obtained from lenders under the senior credit facility, the Company is unable to complete its Form 10-K in a timely manner. The Company plans to file its Form 10-K on or before March 28, 2011, as prescribed by Rule 12b-25.
     The Company cannot be assured that a waiver will be obtained from the holders of the Notes on acceptable terms, on a timely basis, or at all, or that any waiver obtained will avoid the Company from issuing consolidated financial statements with a qualification. If the waiver is not obtained, the holders of the Notes or the lenders could require the Company to repay all amounts outstanding under the Indenture and/or the senior credit facility, if the obligations under the Indenture are accelerated, which would have a material adverse effect on the business, financial condition, liquidity and operations of the Company and raise substantial doubt about the Company’s ability to continue as a going concern.
     Management of the Company has expended considerable time and effort engaging in discussions with its lenders and advisors to certain holders of the Notes to evaluate various amendment and waiver alternatives. Additional time is required to complete the review and analysis of the Company’s financial condition and liquidity and address disclosures to give effect to the impact of any amendment and/or waiver. As a result, the Company will not be able to file its Annual Report on Form 10-K for the fiscal year ended December 26, 2010 within the prescribed time period without unreasonable effort and expense.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michael T. Avara	704	973-7000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☑ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 3, 2011, the Company announced its unaudited financial information for the fourth quarter and fiscal year ended December 26, 2010. A copy of the press release was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated March 3, 2011. The Company anticipates reporting a significant change in results of operations from the corresponding period for the last fiscal year due to the net present value of a $45.0 million, non-interest bearing fine associated with the resolution of the DOJ investigation. For the fiscal year ended December 26, 2010, operating revenue increased 3.4% to $1.16 billion from $1.12 billion for 2009. The 2010 net loss from continuing operations totaled $45.8 million, or $1.49 per diluted share, compared with a net loss from continuing operations of $26.4 million, or $0.87 per diluted share for 2009. The unaudited financial information announced in the Company’s March 3, 2011 press release remains subject to completion of the audit, as described in Part III above.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Included within this Notification of Late Filing on Form 12b-25 are certain statements that constitute forward-looking statements made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, including statements pertaining to future compliance with covenants under the Company’s senior credit facility and Indenture, the ability of the Company to obtain an amendment and/or waiver of certain covenants contained in the senior credit facility and the Indenture, the possibility that the Company will receive a “going concern” modification in the audit report for the Company’s 2010 financial statements, and potential impact on the Company’s business, financial condition, liquidity and operations. The forward-looking statements in this Notification of Late Filing on Form 12b-25 are not historical facts, do not constitute guarantees of future performance and are based on numerous assumptions which, while believed to be reasonable, may not prove to be accurate. These forward-looking statements include, but are not limited to, the ability of the Company to obtain an amendment and/or waiver of certain covenants contained in the Company’s senior credit facility and Indenture, future interest rates, the availability of credit under the Company’s senior credit facility and certain assumptions upon which such forward-looking statements are based. The forward-looking statements in this Notification of Late Filing on Form 12b-25 do not constitute guarantees of future performance and involve a number of factors that could cause actual results to differ materially, including, without limitation, economic conditions, credit market conditions, risks associated with the Company’s business and other risks more fully described in the Company’s most recently filed Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. The Company assumes no obligation to update any forward-looking information contained in this Notification of Late Filing on Form 12b-25 or with respect to the announcements described herein.

Horizon Lines, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 11, 2011	/s/ Michael T. Avara

By: Michael T. Avara
Title: Executive Vice President and Chief Financial Officer

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